

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2025

Benjamin W. Jaenicke
Executive Vice President - Chief Financial Officer and Treasurer
CBL & Associates Properties, Inc.
2030 Hamilton Place Blvd., Suite 500
Chattanooga, TN 37421-6000

> **Re: CBL & Associates Properties, Inc.**
> **Form 10-K for the year ended December 31, 2024**
> **File No. 001-12494**

Dear Benjamin W. Jaenicke:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction